Filed by Holicity Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

 Subject Company: Astra Space, Inc.

Commission File No. 001-39426

Date: February 26, 2021

On February 25, 2021, a report appeared on Bloomberg TV that discussed the business combination between Holicity Inc. (the “Company”) and Astra Space, Inc. (“Astra”). The report included excerpts from an interview with Chris C. Kemp, the Chief Executive Officer of Astra. A copy of the transcript for the report is set forth below. We note that during the interview, Mr. Kemp, among other things, indicates that at the time Astra increases its production rate to a rocket a day, the price point is expected to be about a half a million dollars per rocket. Mr. Kemp clarified in such interview that the price he was referring to was the price to Astra, or its cost of producing each rocket.

Transcript The Space Race Is Back and Heading to the Public Market Bloomberg Technology TV Shows February 25th, 2021, 6:53 AM PST

Emily Chang:

From home garage to full-fledged rocket company, Astra is the latest upstart looking to make its name in the space race with big ambitions to ramp up to a rocket launch a day, delivering things like satellites, supplies, and other cutting edge technology to space within the next four years. To raise capital and fast, CEO Chris Kemp plans to capitalize on the SPAC craze and take the company public this year in a merger with Holicity, run by billionaire and former telecom mogul Craig McCaw.

Chris Kemp:

Astra wants to be the most efficient and fastest way to get to space, and so it would be natural that we would want the most efficient and fastest path to markets as well.

Emily Chang:

Astra would be the latest space SPAC since Virgin Galactic, which merged with Chamath Palihapitiya's Social Capital in 2019. Astra though wasn't founded by a billionaire. It started operations in a San Francisco garage with limited funding. The company now designs, tests, and manufacturers a line of small, relatively cheap rockets at its current factory just over the Bay Bridge in Alameda, California, a former Naval base now home to Astra served as a jet engine research facility and gained popularity as the site of Discovery Channel's Myth Busters.

Chris Kemp:

It's a place where it was really just designed for rocket manufacturing and rocket testing, and so the city and, frankly, the whole community here has really embraced Astra over the past few years as we've taken this campus, we've renovated a bunch of old buildings, and we have about 20 acres where we can really build and scale the business without actually having to move.

Emily Chang:

The team occupies a quarter-of-a-million square foot research facility where researchers, engineers, and scientists can all work under one roof, eliminating the need for complex logistics.

Chris Kemp:

That was really one of the game changers for the team, because it meant that we wouldn't have to travel to another facility or go out in the middle of the desert to go and test everything. So the engineers can really design something, make it right here, walk across the street, test it, take, learn, re-design, re-manufacturer, re-test. And there are cases where we've done that twice in one day.

Emily Chang:

In December, Astra successfully lodged their 3.2 rocket from the Pacific Spaceport Complex in Kodiak, Alaska, but nearly missed its orbit target. Kemp has said some minor tweaks should solve the issue and allow Astra to fly again this summer. SpaceX is currently the dominant maker of large rockets designed to carry thousands of pounds of payload to orbit. But it comes with a cost, charging roughly $60 million per lodge. By comparison, Rocket Lab, founded in New Zealand and now headquartered in the U.S., starts at around $6 million a launch. Astra is now only capable of smaller payloads than both companies, but will charge just $3 million per launch.

Transcript The Space Race Is Back and Heading to the Public Market Bloomberg Technology TV Shows February 25th, 2021, 6:53 AM PST

Chris Kemp:

Over the next few years here at this facility, we'll be increasing the production rate of rockets from monthly this year to weekly in 2023, to bi-weekly in 2024, to a full daily production rate in 2025. And by launching a rocket a day, we'll be able to bring the price point down to about a half a million dollars.

Emily Chang:

The first and last rocket company to go public was Orbital Sciences Corporation back in 1990. It's since merged into a sub-sector of Northrop Grumman. Astra will be the only publicly traded company focused solely on building and launching rockets when it begins trading later this year, if Kemp can execute his big vision.

Chris Kemp:

As I look 50 years into the future, I see a platform emerging in space, and right above that thin blue line I see competition, I see ecosystems that are global. I see standards emerging and I see a really exciting opportunity for a trillion plus dollar economy.

Emily Chang:

As more and more players join the space race, opportunities will become abundant for investors to enter the arena, but questions still remain around when the industry starts making money. Morgan Stanley believes the global space industry could generate more than $1 trillion in revenue or more in 2040, up from $350 billion right now, over half the growth coming from satellite broadband technology. And as rocket launches get cheaper and more companies look to commercialize space, profitability may soon be taking off. I'm Emily Chang, Bloomberg, Alameda, California.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the business combination agreement by and among the Company, Astra and Holicity Merger Sub Inc., a wholly owned subsidiary of the Company (the “Business Combination Agreement”), the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Holicity Inc., 2300 Carillon Point, Kirkland, WA 98033, Attention: Craig McCaw, Chief Executive Officer, (425) 278-7100.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was initially filed with the SEC on July 17, 2020, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Holicity Inc., 2300 Carillon Point, Kirkland, WA 98033, Attention: Secretary, (425) 278-7100. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Astra and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This filing pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Astra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Astra’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Astra’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company and Astra following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Business Combination Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of Astra’s Class A common stock on Nasdaq following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Astra or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) Astra’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Astra’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This filing pursuant to Rule 425 under the Securities Act shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This filing pursuant to Rule 425 under the Securities Act shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

3